SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-

1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.1)1

CORGENTECH INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

21872P 10 5 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21872P 10 5	SCHEDULE 13G/A	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BRISTOL-MYERS SQUIBB COMPANY I.R.S. Employer Identification Number: 22-079-0350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5 SOLE VOTING POWER 519,750 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 519,750 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 21872P 10 5	Page 3 of 5

This Amendment No. 1 is being filed to amend Items 4 and 5 of this Schedule 13G.

Item 1	(a).	Name of Issuer.

Corgentech Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices.

650 Gateway Boulevard South San Francisco, California 94080

Item 2	(a).	Name of Person Filing.

Bristol-Myers Squibb Company

Item 2	(b).	Address of Principal Business Office or, if None, Residence.

345 Park Avenue New York, NY 10154

Item 2	(c).	Citizenship.

Delaware

Item 2	(d).	Title of Class of Securities.

Common Stock, $0.001 Par Value

Item 2	(e).	CUSIP Number.

21873P 10 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 21873P 10 5	Page 4 of 5

Item 4.	Ownership.

(a) Amount beneficially owned:

519,750

(b) Percent of class:

2.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 519,750

(ii) Shared power to dispose or to direct the disposition of: 0

(iii) Sole power to dispose or to direct the disposition of: 519,750

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 21872P 10 5	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2006

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Sandra Leung
Sandra Leung Secretary